

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2018

Brian A. Kane
Chief Financial Officer
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

>   **Re: Humana Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 16, 2018**
>   **File No. 001-05975**

Dear Mr. Kane:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Sale of Closed Block of Commercial Long-Term Care Insurance Business, page 86

1.   You disclose here that you expect a loss of approximately $365 million upon the sale of KMG America Corporation expected to close in the third quarter of 2018 and update this expected loss to approximately $350 million on page 8 of your March 31, 2018 Form 10-Q. Please tell us why you do not record any of this anticipated loss at December 31, 2017 or March 31, 2018 and reference for us the authoritative literature you relied upon to support your accounting. In your response specifically tell us whether your impending sale of KMG America Corporation qualifies for held for sale classification as stipulated in ASC 360-10-45-9 and address the following:

- If so, tell us:
  - Why you do not record the apparent $365 million in loss in fair value at December 31, 2017 and the apparent $15 million recovery at March 31, 2018 as stipulated in ASC 360-10-35-38 through 35-42;
  - How your ongoing accounting complies with ASC 360-10-35-43;
  - How your presentation complies with ASC 360-10-45-14; and
  - How your disclosure complies with ASC 360-10-50-3A;
- If not, tell us why you fail to qualify for held for sale classification and separately explain whether there is any asset impairment associated with this subsidiary and your assessment for additional loss reserves associated with the long-term care policies or any other policies at this subsidiary; and
- In any regard, provide us the computations of your expected losses at both December 31, 2017 and March 31, 2018.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Bonnie Baynes at (202) 551-4924 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance